

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

James S. Byrd, Jr.
Chairman, CEO, Co-CFO and Co-CAO
Legion Capital Corp
301 E. Pine St, Suite 850
Orlando, FL 32801

> **Re: Legion Capital Corp**
> **Amendment No. 1 to Form 1-A**
> **File No. 024-11332**
> **Filed November 17, 2020**

Dear Mr. Byrd:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2020 letter.

Amendment No. 1 to Offering Statement of Form 1-A filed November 17, 2020

Cover Page

1.   Referencing prior comment 9, please include the cover page legend required by Rule 253(f) of Regulation A. Please also expand the cover page to briefly disclose the plan of distribution, particularly that this is a self-underwritten offering to be sold by your officers and directors with proceeds immediately available to the company.

Table of Contents, page i

2.   Please add the Plan of Distribution section.

The Offering, page 4

3.   We note your response to comment 2. As requested, please disclose all securities outstanding prior to this offering, as of recent date, including preferred stock, notes and bonds, including associated interest rates.

General

4.   Based on our discussions with you, we understand you are reevaluating your responses to comments 4, 5 and 6. Please provide updated responses to these comments.

 You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance